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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of January, 2001


                             CERAGON NETWORKS LTD.
                (Translation of registrant's name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes ___  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   CERAGON NETWORKS LTD.


Date: February 5, 2001             By /s/ Shraga Katz
                                      ---------------
                                      Name: Shraga Katz
                                      Title: President and
                                             Chief Executive Officer

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                      EXHIBIT INDEX


Exhibit Description                                   Page
-------------------                                   ----

1.  Press Release: Ceragon Networks Ltd.
    Reports $12.3 Million Fourth Quarter Revenue

2.  Press Release: Lucent Technologies and Ceragon
    Networks Sign Worldwide Purchasing Agreement